                                                               November 15, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation for the calendar quarter ended September 30, 1999.




                                       Very truly yours,

                                       COLUMBIA ENERGY SERVICES CORPORATION


                                       By:    /s/ R. L. Dennis
                                          -------------------------------------
                                                R. L. Dennis, Vice President
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                      Columbia Energy Services Corporation
                                  Balance Sheet
                            As of September 30, 1999
                                     ($000)


ASSETS

        Confidential treatment requested

                      Columbia Energy Services Corporation
                                  Balance Sheet
                            As of September 30, 1999
                                     ($000)


CAPITALIZATION AND LIABILITIES

        Confidential treatment requested

                      Columbia Energy Services Corporation
                                Income Statement
                       Quarter Ending, September 30, 1999
                                     ($000)


Operating Revenues                                         162,336

Operating Expenses
      Products purchased                                   161,540
      Operation                                             13,466
      Depreciation                                           1,502
      Other taxes                                            3,297
                                                           -------
Total Operating Expenses                                   179,805
                                                           -------
Operating Income (Loss)                                    (17,469)
                                                           -------

                        Confidential treatment requested